Filed Pursuant to Rule 433
Registration No. 333-166309
April 20, 2011
Mechel OAO
$528,000,000
32,000,000 Preferred Shares

Issuer:	Mechel OAO

Selling Shareholders:	James C. Justice II, James C. Justice Companies Inc., James C. Justice III and Jillean L. Justice

Securities:	32,000,000 Preferred Shares

Dividends	Our board of directors has set April 20, 2011 as the record date as of which we will be identifying the holders of the preferred shares who are entitled to receive any dividends that we may declare and pay based on our results for the year ended December 31, 2010, if approved by our annual meeting of shareholders. Each of the Selling Shareholders, acting severally and not jointly, has agreed that in the event any dividends are declared, based on our results for the year ended December 31, 2010, and paid by us to it in respect of its Preferred Shares, it shall within five Business Days from receipt of such dividends transfer such amounts as are received (net of any withholding tax deducted by us, if applicable) to the Settlement Manager, on behalf of the Underwriters, and the Underwriters shall, in turn, transfer such amounts as soon as practicable thereafter to the initial purchasers of the Preferred Shares.

Size:	$528,000,000

Format:	SEC Registered

Initial Public Offering Price:	$16.50 per Preferred Share

Trade date:	April 20, 2011

Settlement date:	Commencing from April 21, 2011

Stock Exchange:	RTS and MICEX

Commencement of trading on RTS and MICEX	April 21, 2011

Symbol:	Preferred Shares: MTLRP

ISIN number:	RU000A0JPV70

Bookrunners:	Morgan Stanley & Co. Incorporated Renaissance Securities (Cyprus) Limited VTB Capital Plc
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering.

Copies of the final prospectus relating to the Preferred Shares offered in this offering may be obtained by contacting Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, NY 10036, United States of America, tel: +1 (866) 718-1649 (attention of Prospectus Department, 180 Varick Street, New York, NY 10014, e-mail: prospectus@morganstanley.com); or, for requests from the United States, through RenCap Securities, Inc., 780 3rd Avenue, 20th Floor, New York, NY 10017, USA, tel: +1 (212) 824-1099 (attention of David Kuzmanich and John Duffy) and, for requests outside the United States, through Renaissance Capital Limited, One Angel Court, Copthall Avenue, London, EC2R 7HJ, United Kingdom, tel: +44 (207) 367-7202 x8202 (attention of Gary Lennon); or, for requests outside the United States, through VTB Capital Plc, 14 Cornhill, London EC3V 3ND, United Kingdom, tel: + 44 (20) 3334-8000 (attention of Equity Syndicate).